787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 18, 2022

VIA EDGAR

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BlackRock Funds V – BlackRock U.S. Government Bond Portfolio

Post-Effective Amendment No. 62 under the Securities Act of 1933 and Amendment No. 63 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A

(File Nos. 333-224371 and 811-23339)

Dear Ms. O’Neal:

On behalf of BlackRock U.S. Government Bond Portfolio (the “Fund”), a series of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Nicole Ventura of Willkie Farr & Gallagher by telephone on August 3, 2022 regarding Post-Effective Amendment No. 62 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 63 under the Investment Company Act of 1940, as amended, which was filed with the Commission on June 17, 2022. The Fund’s name is expected to change from “BlackRock U.S. Government Bond Portfolio” to “BlackRock Impact Mortgage Fund” on the effective date of the Amendment (as defined below).

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

August 18, 2022

Comment No. 1:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Impact Mortgage Fund – Fees and Expenses of the Fund,” please confirm that the fee waivers described in the footnotes will be in place for at least one year after the effective date of the Registration Statement.

Response No. 1:	The Fund confirms that the fee waivers will remain in effect through June 30, 2024, which will be more than one year after the effective date of the Registration Statement. The Amendment will include this date in the applicable footnotes to the fee tables in the Fund’s Prospectuses.

Comment No. 2:	Please confirm there will be no recoupment of fees waived pursuant to the waivers described in the footnotes to the fee tables in the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Impact Mortgage Fund – Fees and Expenses of the Fund.”

Response No. 2:	The Fund confirms that fees waived pursuant to the fee waivers described in the above-referenced subsection are not subject to recoupment.

Comment No. 3:	The Staff believes that the use of the word “Impact” in the Fund’s name suggests a type of investment, and therefore the Fund should include an 80% Names Rule policy that covers “Impact.”

Response No. 3:	The Fund respectfully disagrees with the Staff’s position with respect to the applicability of Rule 35d-1 (the “Names Rule”), as currently in effect, to the use of the term “Impact” in the Fund’s name. The Fund notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.[1] The Fund believes that the word “Impact” in the Fund’s name does not suggest a “particular type of investment” subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by BlackRock in selecting investments for the Fund. Further, the Fund notes that the Commission has proposed amendments to the Names Rule that, if adopted as proposed, would require a fund with a name with terms indicating that that the fund’s investment decisions incorporate one or more ESG factors to adopt an 80% policy with respect to the investment focus suggested by its name. The Fund respectfully submits that these proposed amendments to the Names Rule indicate that the current Names Rule does not require the Fund to adopt an 80% policy as a result of the use of the term “Impact” in its name.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

August 18, 2022

Comment No. 4:	Given that the Fund includes the term “mortgage” in its name, please confirm that the Fund will have an 80% Names Rule policy in mortgage securities as suggested by the Fund’s name.

Response No. 4:	The disclosure regarding the Fund’s principal investment strategies states that the Fund “seeks to achieve its objective by investing at least 80% of its net assets, plus any borrowings for investment purposes, in mortgage-backed and other mortgage-related securities that are issued or guaranteed by the U.S. Government and its agencies.” (emphasis added). Accordingly, the Fund does not believe that any changes are necessary.

Comment No. 5:	The Staff had the following comments relating to the Fund’s impact strategy:

Comment No. 5a:	With respect to the third paragraph of the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Impact Mortgage Fund – Principal Investment Strategies,” the disclosure discussing the criteria when selecting portfolio securities should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) ESG scores or data from a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods.

Response No. 5a:	The Fund will revise the third paragraph of the above-referenced subsection in the Amendment as follows (additions underlined; deletions in ~~strikethrough~~):

BlackRock considers a number of criteria when selecting portfolio securities, including, but not limited to, whether the activities supported by the investment are expected to include positive social and/or environmental impact with measurable and clear benefit to undercapitalized or high social opportunity areas~~, responsible use of proceeds,~~ and alignment with broadly endorsed public policy goals. Fund management uses an internal proprietary framework to identify investments that deliver positive social and/or environmental impact. This internal proprietary framework abides by the Operating Principles for Impact Management, which is a third-party framework for investors for the design and implementation of their impact management systems to ensure that impact considerations are integrated throughout the investment lifecycle. In identifying investments, Fund management uses internal research and assessment to identify mortgage-related investments that meet one or more of the following criteria: (i) facilitate equal access to credit; (ii) target historically underserved populations; and/or (iii) support the increase of sustainable housing units, which encompasses both affordability and environmental aspects. The Fund’s investments will be focused across mortgage impact themes that align

August 18, 2022

with certain United Nations Sustainable Development Goals (“SDGs”), including, but not limited to, ending poverty, promoting inclusive and sustainable industrialization, reducing inequalities, and making cities and communities sustainable. The SDGs are a series of goals published by the United Nations that recognize that development must balance social, economic and environmental sustainability. ~~ending poverty and other deprivations must go hand-in-hand with improvements in health, education, and economic growth, and reduction in inequalities, while tackling climate change and working to preserve the planet’s oceans and forests.~~

Comment No. 5b:	Please describe due diligence practices, other than alignment with certain United Nations Sustainable Development Goals (“SDGs”), that the Fund applies to its criteria when selecting portfolio securities.

Response No. 5b:	Please see the response, including the proposed disclosure changes, in response to Comment No. 5a.

Comment No. 5c:	Please explain (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response No. 5c:	The Fund confirms that its ESG criteria are not applied to every investment it makes, nor is ESG the exclusive factor considered. The Fund will revise (i) the fifth paragraph in the subsection of the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Impact Mortgage Fund – Principal Investment Strategies” and (ii) the end of “Impact Investing Risk” in the subsection of the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Impact Mortgage Fund – Principal Risks of Investing in the Fund” as follows (additions underlined):

The impact-related criteria described above are not the sole considerations when making investment decisions for the Fund, and the Fund will make investments, including, but not limited to, to be announced (“TBA”) transactions, that do not meet the impact-related criteria. In addition, the Fund may gain indirect exposure (through, including but not limited to, derivatives and investments in other investment companies) to issuers with exposures that are inconsistent with the impact-related criteria used by Fund management.

Comment No. 5d:	Please disclose whether the stated impacts are prioritized over returns, treated the same as returns, or are secondary to returns.

Response No. 5d:

The Fund confirms that, in seeking to achieve the Fund’s investment objective of seeking to maximize total return, consistent with income generation and prudent investment management, while investing (emphasis added) in a portfolio of fixed income securities that Fund management views as generating positive social and/or environmental impacts, Fund management does not expect to prioritize

August 18, 2022

returns over the stated impacts, or the stated impacts over returns. Rather, Fund management generally views the goals of generating investment returns and seeking to achieve the stated impacts as complementary. The Fund acknowledges, however, that the Fund’s pursuit of the stated impacts may affect returns, and notes that this risk will be disclosed to investors. Specifically, the Prospectuses currently disclose that “[t]he Fund may forego opportunities to buy or sell certain investments based on its selection criteria, which may affect the Fund’s exposure to those investments. As a result, the Fund’s results may be lower than other funds that do not seek to invest based on expected impact outcomes.”

Comment No. 5e:	Please disclose how the Fund intends to measure and monitor whether it is achieving ESG-related impacts, and over what time periods. This should include disclosure of the specific metrics or key performance indicators the Fund will use.

Response No. 5e:	As disclosed in the Prospectuses, Fund management applies a proprietary methodology to measure the impact of the Fund’s investments. In connection with such methodology, Fund management looks to certain metrics and key performance indicators to measure the impact of the Fund’s investments. The impact metrics used by Fund management and the nature of assessments of the impact of the Fund’s investments are subject to ongoing evaluation and may change over time. Given that the impact metrics used by Fund management may change over time and certain impact reports will be available on the Fund’s website (as further described below in response to Comment No. 5f), the Fund respectfully declines to add disclosures regarding such impact metrics to the Prospectuses.

Comment No. 5f:	Please disclose whether and where the Fund will disclose its progress on achieving its stated impacts. If the Fund is not publicly disclosing this information, please explain why that is appropriate.

Response No. 5f:	As disclosed in the Prospectuses, Fund management applies a proprietary methodology to measure the impact of the Fund’s investments. BlackRock plans to make certain reports related to the Fund’s impact metrics and outcomes available to investors on the Fund’s website once the Fund has established an operating history and will continue to evaluate methods to share information regarding achievement of the Fund’s impact objectives with investors. BlackRock respectfully submits that information regarding such supplemental reporting is not required to be included in a fund’s prospectus.

Comment No. 5g:

Please confirm whether the Fund intends to use scores from multiple third-party data/scoring providers to select investments. If so, in the principal strategies, please identify the provider that the Fund intends to use or the primary providers, if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider’s criteria/methodology in the principal strategies.

August 18, 2022

Please also consider any related principal risks to the Fund’s use of third-party data providers, since the criteria used by providers can differ significantly.

Response No. 5g:	The Fund confirms that it does not intend to use scores from multiple third-party data/scoring providers to select investments.

Comment No. 6:	Please confirm that derivatives will be marked-to-market for purposes of the Fund’s 80% investment policy.

Response No. 6:	The Fund confirms that under normal circumstances it intends to value derivatives using the marked-to-market value for purposes of meeting its 80% investment policy.

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Please do not hesitate to contact me at (212) 728-8955 if you have any questions regarding the foregoing or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Bomi Lee, Esq., BlackRock, Inc. Jessica A. Holly, Esq., BlackRock, Inc. Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP Nicole M. Ventura, Esq., Willkie Farr & Gallagher LLP